[redacted]

DD
5/30/13

SECURI 13025184 ION

SEC Mail Processing Section
MAY 30 2013
Washington DC
404

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Creek Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 N. Water Street
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn P. Preisler (414) 226-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street (Address) Waukesha (City) WI (State) 53186 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
6/5/13

OATH OR AFFIRMATION

I, Shawn P. Preisler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Creek Securities, Inc., as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public exp 7-21-13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CEDAR CREEK SECURITIES, INC.

ANNUAL REPORT

FOR THE YEAR ENDED
MARCH 31, 2013

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

CEDAR CREEK SECURITIES, INC.

ANNUAL REPORT

FOR THE YEAR ENDED
MARCH 31, 2013

Cedar Creek Securities, Inc.

Annual Report

March 31, 2013

Table of Contents

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Cedar Creek Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Cedar Creek Securities, Inc. (the Company) as of March 31, 2013 and March 31, 2012, and the related statements of loss, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Phone: (262) 548-0444 **Fax: (262) 548-0935** **Web Page: www.wbcosc.com** **Email: edw@wbcosc.com**

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedar Creek Securities, Inc. as of March 31, 2013 and March 31, 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the computation of net capital and aggregate indebtedness schedule has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the computation of net capital and aggregate indebtedness schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Waukesha, Wisconsin
May 28, 2013

Cedar Creek Securities, Inc.
Statements of Financial Condition
March 31, 2013 and March 31, 2012

Assets

	2013	2012
Current Assets:		
Cash, cash equivalents and clearing	$ 896,518	$ 858,346
Receivables - other	-	15,000
Prepaid expenses	6,932	6,885
Total Current Assets	903,450	880,231
Property and Equipment:		
Office furniture, fixtures, and equipment	39,031	36,011
Leasehold improvements	715	715
Capitalized lease	16,567	16,567
Less: accumulated depreciation	(26,267)	(20,183)
Net Property and Equipment	30,046	33,110
Other Assets:		
Deposits	7,127	7,127
Organization costs	26,120	26,120
Less: accumulated amortization	(7,281)	(5,539)
Total Other Assets	25,966	27,708
Total Assets	$ 959,462	$ 941,049

See notes to financial statements.

Cedar Creek Securities, Inc.
Statements of Financial Condition
March 31, 2013 and March 31, 2012

Liabilities and Stockholders' Equity

	2013	2012
Current Liabilities:		
Accounts payable	$ 9,068	$ 13,645
Accrued commissions payable	54,493	55,942
Total Current Liabilities	63,561	69,587
Total Liabilities	63,561	69,587
Stockholders' Equity:		
Common stock	1,927,752	1,642,553
Retained earnings (deficit)	(1,020,671)	(759,911)
Treasury stock	(11,180)	(11,180)
Total Stockholders' Equity	895,901	871,462
Total Liabilities and Stockholders' Equity	$ 959,462	$ 941,049

See notes to financial statements.

Cedar Creek Securities, Inc.
Statements of Loss
For the Years Ended March 31, 2013 and March 31, 2012

	2013	2012
Revenue:		
Commissions	$ 1,467,045	$ 1,500,999
Total Revenue	1,467,045	1,500,999
Expenses:		
Amortization	1,741	1,656
Bad debt expense	15,000	-
Bank service charges	35	115
Clearing charges	101,740	91,406
Commissions	30,566	33,097
Depreciation	6,084	5,457
Donations	2,612	1,000
Dues & subscriptions	1,946	660
Employee benefits	1,025	2,525
Equipment and furniture rental	18,780	23,658
Equipment repairs and maintenance	8,744	4,020
Insurance	82,309	94,695
Marketing	11,022	12,960
Occupancy	99,140	99,568
Office supplies	4,591	5,372
Payroll	1,086,287	1,149,756
Payroll processing fees	10,701	8,162
Payroll taxes	69,205	64,807
Pension expense	28,858	23,682
Personal property taxes	1,301	5,170
Postage and delivery	5,450	7,499
Printing and reproduction	2,374	9,672
Professional development	319	780
Professional services	54,991	47,318
Recruiting expense	55,227	-
Registration fees and licenses	20,184	30,172
Telephone	11,609	9,796
Travel & entertainment	6,346	16,103
Total Expenses	1,738,187	1,749,106
Net Loss from Operations	(271,142)	(248,107)

See notes to financial statements.

Cedar Creek Securities, Inc.
Statements of Loss
For the Years Ended March 31, 2013 and March 31, 2012

	2013	2012
Other Income:		
Interest income	10,332	13,288
Other income	50	121
Total Other Income	10,382	13,409
Net Loss	$ (260,760)	$ (234,698)

See notes to financial statements.

Cedar Creek Securities, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended March 31, 2013 and March 31, 2012

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Treasury Stock	Total Stockholders' Equity
Balance, March 31, 2011	$ 1,418,993	$ -	$ (525,213)	$ (11,180)	$ 882,600
Private Placement Memorandum	223,560	-	-	-	223,560
Net Loss	-	-	(234,698)	-	(234,698)
Balance, March 31, 2012	$ 1,642,553	$ -	$ (759,911)	$ (11,180)	$ 871,462
Private Placement Memorandum	285,199	-	-	-	285,199
Net Loss	-	-	(260,760)	-	(260,760)
Balance, March 31, 2013	$ 1,927,752	$ -	$ (1,020,671)	$ (11,180)	$ 895,901

See notes to financial statements.

Cedar Creek Securities, Inc.
Statements of Cash Flows
For the Years Ended March 31, 2013 and March 31, 2012

	2013	2012
Cash Flows From Operating Activities:		
Net Loss	$ (260,760)	$ (234,698)
Adjustments to Reconcile Net Loss to Net Cash		
Provided by (Used in) Operating Activities:		
Depreciation and amortization	7,825	7,113
(Increase) decrease in assets:		
Prepaid expenses	(46)	(787)
Receivable - other	15,000	-
Increase (decrease) in liabilities:		
Accounts payable	(4,577)	12,320
Accrued commissions payable	(1,449)	25,437
Net Cash Used in Operating Activities	(244,007)	(190,615)
Cash Flows From Investing Activities:		
Purchases of property and equipment	(3,020)	(6,735)
Net Cash Used in Investing Activities	(3,020)	(6,735)
Cash Flows From Financing Activities:		
Cost of private placement memorandum	-	(5,120)
Sale of common stock	285,199	223,560
Net Cash Provided by Financing Activities	285,199	218,440
Net Increase in Cash	38,172	21,090
Cash - Beginning of year	858,346	837,256
Cash - End of year	$ 896,518	$ 858,346
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for		
Interest	$ -	$ -
Income taxes	$ -	$ -

See notes to financial statements.

Cedar Creek Securities, Inc.
Notes To Financial Statements
March 31, 2013 and 2012

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin on March 22, 2001. The Company is registered with the Securities and Exchange Commission and it is a member of (i) the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government, obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Property and Equipment

Property and equipment are recorded at cost. Expenditures which significantly increase values or extend useful lives are capitalized, whereas expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over various lives between five and ten years.

Organization Costs

Organization costs are amortized using the straight line method over fifteen years.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be uncollectible. During fiscal years ended March 31, 2013 and March 31, 2012, $15,000 and $0, respectively, were expensed for bad debt.

Income Taxes

The Company is no longer subject to U.S. federal income tax examinations for years ending before March 31, 2010. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before March 31, 2009.

Note 1 - Summary of Significant Accounting Policies (continued)

The Company has federal and state net operating loss carry forwards as of March 31, 2013, that will expire over the following years:

Year Ending March 31,	Amount
2017	$ 4,461
2018	7,980
2019	25,986
2020	27,713
2021	3,094
2022	10,876
2023	538
2024	164,648
2025	181,200
2026	87,497
2027	226,214
Total	$ 740,207

The Company has a potential deferred tax asset of approximately $318,289 due to these net operating loss carry forwards, but due to the uncertainty of realizing these net operating losses, a reserve is set up for the same amount as the asset. Therefore, there is no balance sheet asset reported.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as incurred. During fiscal years ended March 31, 2013 and March 31, 2012, $11,022 and $12,960, respectively, were expensed for advertising and marketing.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2013, the Company's net capital and required net capital were $831,896 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 8%.

Cedar Creek Securities, Inc.
Notes To Financial Statements
March 31, 2013 and 2012

Note 3 - Lease Commitment

Under the terms of noncancellable leases for office space, office equipment and office furniture, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2014	$ 81,875
2015	77,718
2016	79,261
2017	80,844
2018	82,467
Total	$ 402,165

Note 4 - Common Stock Recapitalization

As of March 31, 2007, common stock consisted of 9,000 authorized, 9,000 issued and outstanding $.01 par value shares, respectively. On October 29, 2007, the Company issued a private placement memorandum and a stock recapitalization. On April 30, 2009, the Company issued a second private placement memorandum. On May 24, 2011, the Company issued a third private placement memorandum. As of March 31, 2013, authorized capital stock consists of 20,000,000 shares of no par value common stock and 2,000,000 shares of no par value preferred stock. As of March 31, 2013, 6,621,333 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Note 5 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2013. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 6 - Treasury Stock

The Company repurchased 3,000 shares of common stock for the outstanding receivable of a shareholder during the fiscal year ended March 31, 2006, for $11,180. The Company is using the cost method to account for the treasury stock. As a result of the October 29, 2007 private placement memorandum and stock recapitalization, the 3,000 shares were exchanged for 1,200,000 shares and remain in the treasury as of March 31, 2013.

Note 7 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended March 31, 2013 through May 28, 2013, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Cedar Creek Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended March 31, 2013

	2013
Net Capital Computation	
Stockholders' equity at year end	$ 895,901
Deductions:	
Nonallowable assets:	
Prepaid expenses	(6,932)
Net property and equipment	(30,046)
Other assets	(25,966)
Haircuts on security positions	(1,061)
Net Capital	$ 831,896
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 4,237
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Aggregate Indebtedness	
Total liabilities	$ 63,561
Aggregate Indebtedness	$ 63,561
Percentage of Aggregate Indebtedness to Net Capital	8%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 834,001
Changes due to audit:	
Decrease in receivables - other	15,000
Increase in prepaid expenses	(6,932)
Decrease in net property & equipment	2,801
Decrease in ownership equity due to expense adjustments	(12,974)
Net Capital Per Above	$ 831,896

See notes to financial statements.

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors,
Cedar Creek Securities, Inc.

In planning and performing our audit of the financial statements of Cedar Creek Securities, Inc. (the Company), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Cedar Creek Securities, Inc. as of and for the year ended March 31, 2013, and this report does not affect our report thereon dated May 28, 2013. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wallenz, Bozlung & Co., S.C.

Waukesha, Wisconsin
May 28, 2013